SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 5, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, October 5, 2023 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), The shareholders are informed that in accordance with the resolution of the Ordinary and Extraordinary General Shareholders’ Meeting dated October 5, 2023 and the Board of Directors meeting, due to the delegations made by the Shareholders’ Meeting, a cash dividend of ARS 64,000,000,000, charged to the year ended on June 30, 2023, equivalent to 884.687833212% of the stock capital with collection right represented by a total of 723,419,014 shares with a nominal value ARS 10, will be made available to the shareholders as of October 12, 2023, or on the subsequent date resulting from the application of the regulations in the jurisdictions where the Company's shares are listed (“Date of Provision”).

The amount per ordinary share (VN ARS 10) will be ARS 88.4687833212 and the amount per each Global Depositary Share (GDS) wil be ARS 884.687833212, payable to all shareholders that have such quality as of October 11, 2023, according to the registry held by Caja de Valores S.A.

Payment will be made through Caja de Valores S.A., at its address located at 25 de Mayo 362, City of Buenos Aires, from 10 am to 3 pm.

GDS holders will receive the amounts corresponding to the dividend through The Bank of New York Mellon, depositary of said certificates as of the date resulting from the application of the regulations in force in the jurisdiction where the Company's GDSs are listed.

It is made known that the distribution of dividends is subject to the 7% withholding tax established in section 97 of the Income Tax Law (Decree 824/2019 and modifications).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 5, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets